APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

TWO BEAGLES DISTILLING CO.
Income Statement - unaudited
For the periods ended 12/31/2020

	Current Period 1/1/2020 - 12/31/2020
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Bank fees	50.00
Telephone	902.00
Office Rental	3,000.00
Incorporating Fees	4,952.00
Office Furniture	432.00
Website Fees	360.00
TOTAL OPERATING EXPENSES	9,696.00
OPERATING PROFIT (LOSS)	(9,696.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ (9,696.00)

Cash Flow Balance Sheet

January 1 2020 to December 31 2020 $0.00

January 1 2021 to May 31 2021

Sheet1

2020 BALANCE SHEET   January 1,2020 to December 31, 2020

Corporate Headquarters Office Rent	$3,000.00
Incorporating Fees	$4,952.00
Telephone/Internet Service	$900.00
Office Furniture Purchase	$432.00
Bank Fees	$50.00
2020 Operating Cost Total	$9,696.00

I, Craig E Ennis, certify that:

1. The financial statements of TWO BEAGLES DISTILLING CO. included in this Form are true and complete in all material respects; and
2. The tax return information of TWO BEAGLES DISTILLING CO. included in this Form reflects accurately the information reported on the tax return for TWO BEAGLES DISTILLING CO. for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *Craig E Ennis*

Name: Craig E Ennis

Title: President